

May 20, 2015

Via E-mail
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      Re: Anadarko Petroleum Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2014
               Response Dated April 14, 2015
               File No. 1-08968

Dear Mr. Gwin:

We have reviewed your April 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 6 – Suspended Exploratory Well Costs, page 103

1.   We note your response to prior comment 2. To better describe management's evaluation of the suspended exploratory well costs associated with your projects in Brazil and Ghana, please expand your disclosure to provide additional detail describing the steps necessary to classify the related reserves as proved and the remaining timeline (i.e., when management expects these steps to occur).

Note 17 – Contingencies, page 121

Deepwater Horizon Events, page 122

Penalties and Fines, page 124

2.   We have reviewed your response to prior comment 3 and note that you are unable to estimate the penalty to be assessed under the Clean Water Act ("CWA") or formulate a meaningful range of potential loss. Your response explains that you considered various qualitative factors to support your conclusion that any potential CWA penalty would not materially impact your financial statements. Please tell us about the degree to which you performed an analysis of quantitative factors and describe how that analysis impacted your conclusion regarding the materiality of a potential CWA penalty. In addition, please tell us how you determined whether there is at least a reasonable possibility that you may have incurred a material loss exceeding the amount of the CWA penalty recognized. Refer to FASB ASC 450-20-50 and SAB Topic 5Y.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief